Filed pursuant to Rule 433

Registration Statement No. 333-109215

August 9, 2006

Relating to Preliminary Prospectus Supplement

dated August 9, 2006

Pricing Term Sheet

A preliminary prospectus supplement of the Republic of Colombia accompanies this free-writing prospectus and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/917142/000119312506166772/d424b3.htm

Republic of Colombia

Securities: 12.000% Global TES Bonds due 2015

Registration: Registered with the U.S. SEC

Aggregate Principal Amount: Ps. 716,412,000,000

Representative Market Rate: Ps. 2,388.13/USD on August 9, 2006

Face Amount (U.S. Dollar Equivalent): Approx. USD 300 million

Minimum denomination: Ps. 5,000,000/ Ps. 1,000,000

Gross Proceeds: Approx. USD 347 million (not including accrued interest)

Maturity Date: October 22, 2015

Coupon: 12.000%

Interest Payment Date: Annually on October 22

Clearing Yield: 9.35%

Proration: 9.77388%

Public Offering Price: 115.789%

Underwriting Discount: 50 bps

Net Proceeds (not including accrued interest and before expenses) to the Republic of Colombia: Approx. USD 346 million

Pricing: August 9, 2006

Settlement: August 16, 2006

Bookrunners: Deutsche Bank Securities Inc. and Morgan Stanley & Co. Incorporated

Allocation:

Face Amount
Deutsche Bank Securities Inc.	Ps. 358,206,000,000
Morgan Stanley & Co. Incorporated	Ps. 358,206,000,000
Total	Ps. 716,412,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternately, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611 or 1-866-718-1649 / 1-800-503-4611 or collect 1-212-761-4000.

You should not reply to this announcement. Any reply e-mail communications, including those you generate using the “Reply” function on your e-mail software, will be ignored or rejected.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.